Exhibit 99.6

TRANSLATED FROM THE FRENCH

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,652,688.41 euros
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

BOARD REPORT TO BE SUBMITTED TO THE
EXTRAORDINARYSHAREHOLDERS’ MEETING
TO BE HELD ON JUNE 22nd, 2005

Ladies and Gentlemen,

We have called you in an Extraordinary General Sharehoders’ Meeting in order to submit to your approval the proposed issuances of a total number of 200,000 warrants (BSA) reserved to certain Board members of the Company and to authorize the Board of Directors to proceed with an increase of share capital by issuing shares whose subscription is reserved to the Company’s employees members of a corporate saving plan (plan d’épargne d’entreprise).

For a description of the Company’s financial performance since the beginning of the year, please refer to the disclosures set forth in our press releases and our filings with the Securities and Exchange Commission.

Proposed issuances of 120,000 warrants (BSA) reserved to certain board members of the Company and would be board members of the Company (resolution thirteenth).

Last year, during the Annual General Shareholders’ Meeting, the entire Board members have been renewed and is composed of: Gérard Soula, Chairman of the Board (CEO) – Steve Willard (CFO) – Jean-Noël Treilles – Raul Cesan – William Dearstyne – Michel Greco.

In connection with their contribution to the management of the Company, we propose that you decide upon the issuance of 120,000 warrants (BSA) in favor of Messrs. Raul Cesan, William Dearstyne, Michel Greco and Jean Noel Treilles, all four of whom are board members of the Company, and in favor of Mr. James C. Smith and Mr. David Deming, whose appointment as member of the Board is also proposed to your approval.

This decision to issue warrants (BSA) reserved to Messrs. Raul Cesan, William Dearstyne, Michel Greco, Jean Noel Treilles, James C. Smith and David Deming, if you decide to adopt it, requires the cancellation of the preferential subscription rights of the shareholders in respect of the subscription of these warrants (BSAs), for the benefit of Messrs. Cesan, Dearstyne, Greco, Treilles, Smith and Deming.

We inform you that you will have to cancel the preferential right of subscription attributed to the shareholders by article L. 225-132 of the Commercial Code and to reserve the subscription of these 120,000 warrants (BSA), to the following beneficiaries and in the following proportion:

-	20,000 warrants (BSA) to Mr. Raul Cesan,

-	20,000 warrants (BSA) to Mr. Michel Greco,

-	20,000 warrants (BSA) to Mr. William Dearstyne,

-	20,000 warrants (BSA) to Mr. Jean-Noël Treilles,

-	20,000 warrants (BSA) to Mr. James C. Smith,

-	20,000 warrants (BSA) to Mr. David Deming.

We propose that you decide that each warrant (BSA) will give its holder, subject to the terms and conditions set forth hereafter, the right to subscribe to one share of the Company for a subscription price which shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on June 21st 2005, provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting.

We propose that you resolve that the shares thus subscribed upon exercise of the warrants (BSA) shall be fully paid up on the date of their subscription, either in cash or by offset of debt in the conditions laid down by law.

We propose that you decide to set the dates of opening and closing of the subscription period for these warrants (BSA) as commencing on the day of this General Shareholders’ Meeting and closing on July 31st 2005.

We propose that you decide that each warrant (BSA) may be exercised by its holder as from the date of the annual General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005 and within five years from its issuance date, and only if its holder is still a member of the Board of Directors of the Company on the day of such exercise.

We propose that you decide that, as of, at the issuance date of the warrants (BSA), the Company will be entitled to:

-	conduct any change in its corporate organization;

-	conduct any change in its corporate purpose,

-	change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants holders pursuant to article L.228-99 of the Commercial Code,

-	issue preferred shares subject to the Company taking all the necessary measures to protect the warrants holders pursuant to article L. 228-99 of the Commercial Code.

We propose that you decide that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants’ holders pursuant to the provisions of article L.228-99 of the Commercial Code.

We propose that you decide that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised, before the date when the capital decrease has become final.

We propose that you acknowledge that, pursuant to the provisions of article L. 228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of article L. 225-98 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company.

We propose that you decide the issue of a maximum of 120,000 new ordinary shares of an approximate nominal value of 0.12 euro each to which exercise of warrants (BSA) will give rise, that is, a capital increase of an approximate maximum nominal amount of 14,400 euros, without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of article L. 228-99 of the Commercial Code.

We propose that you decide that the new shares remitted to the subscriber on exercise of the warrant will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation,

In accordance with Article L. 225-132 paragraph 6 of the Commercial Code, such a decision automatically entails the waiver by the shareholders of their preferential rights of subscription in respect of the shares which may be issued upon exercise of the warrants (BSA), for the benefit of the holders of the above-mentioned 12,000 warrants, namely Messrs. Cesan, Dearstyne, Greco, Treilles, Smith and Deming.

Finally, we propose that you decide to grant the Board of Directors with all necessary powers to implement this decision under the terms and conditions set by the resolution and by law.

Proposed issuances of 80,000 warrants (BSA) reserved to Mr. James C. Smith and Mr. David Deming (resolution fourteenth).

In connection with their appointment to the Board of Directors, we propose that you decide to proceed with the issuance of 80,000 warrants (BSA) in favour Mr. James C. Smith and Mr. David Deming, for a subscription price of 0.01 euro each, to be paid up in cash, representing a maximum subscription amount of 800 euros which will be registered in a special reserve account labeled “issue premium” which will carry rights for all shareholders.

The decision to issue the warrant (BSA) reserved to Mr. James C. Smith and Mr. David Deming, if you decide to adopt it, requires the cancellation of the preferential subscription rights of the shareholders in respect of the subscription of these warrants (BSAs), for the benefit of Mr. Smith and Mr. Deming.

We inform you that you will have to cancel the preferential right of subscription attributed to the shareholders by article L. 225-132 of the Commercial Code and to reserve the subscription of these 80,000 warrants (BSA), to the following beneficiaries and in the following proportion:

-	40,000 warrants (BSA) to Mr. James C. Smith,

-	40,000 warrants (BSA) to Mr. David Deming.

We propose that you decide that each warrant (BSA) will give its holder, subject to the terms and conditions set forth hereafter, the right to subscribe to one share of the Company for a subscription price which shall be the market price for the share, in the form of ADS, on the NASDAQ, on the closing of the trades on June 21st 2005, provided that such price shall not be less than 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. In this case, the price for the share shall be equal to 80% of the average of the market price for the share on the NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting.

We propose that you resolve that the shares thus subscribed upon exercise of the warrants (BSA) shall be fully paid up on the date of their subscription, either in cash or by offset of debt in the conditions laid down by law.

We propose that you decide to set the dates of opening and closing of the subscription period for these warrants (BSA) as commencing on the day of this General Shareholders’ Meeting and closing on July 31st 2005.

We propose that you decide that each warrant (BSA) may be exercised by its holder as from the date of the annual General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005 and only if its holder is still a member of the Board of Directors of the Company on the day of such exercise, and that the warrants (BSA) may be exercised, in whole or in part, in accordance with the following schedule:

-	up to 25% as from the date of the annual General Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending December 31, 2005,

-	then, the balance, up to additional 25 % per year for each year expired as from the starting date mentioned above, and

-	within 5 years from the issuance date.

If its holder fails to exercise the warrant in whole or in part at the expiry of the above mentioned period, the warrant (BSA) and the attached right to subscribe will lapse automatically.

We propose that you decide that, as of, at the issuance date of the warrants (BSA), the Company will be entitled to:

-	conduct any change in its corporate organization,

-	conduct any change in its corporate purpose,

-	change the allocation rule of its profits and to redeem its share capital, subject to the Company taking all the necessary measures to protect the warrants holders pursuant to article L.228-99 of the Commercial Code,

-	issue preferred shares subject to the Company taking all the necessary measures to protect the warrants holders pursuant to article L. 228-99 of the Commercial Code.

We propose that you decide that, in the event the Company issues, under any circumstances, new shares with a preferential right to subscribe reserved to its shareholders, or if the Company conducts a distribution of its reserves, in cash or in kind, and of its share premiums or if the Company changes the allocation of its profits through the issuance of preferred shares, the Company will take all the necessary measures to protect the interests of the warrants’ holders pursuant to the provisions of article L.228-99 of the Commercial Code.

We propose that you decide that, in the case of a capital reduction, motivated or not by losses, and conducted through either a decrease of the par value of the shares or a decrease of the number of shares, the warrants holders’ rights will be decreased accordingly as if they had been exercised, before the date when the capital decrease has become final.

We propose that you acknowledge that, pursuant to the provisions of article L. 228-103 et seq. of the Commercial Code, the warrants’ holders will all be grouped together in order to defend their common interests, in an assembly (a “masse”) with a civil personality. General warrants holders meetings will be convened to authorize any changes in the issuance terms and conditions and to decide on any decision regarding the conditions of subscription or allocation of the shares as set forth at the time issuance took place. Each warrant will give access to one voting right. The conditions regarding the quorum and the majority will be those determined in the second and third paragraph of article L. 225-98 of the Commercial Code. The expenses incurred in connection with such meetings, as well as, generally, any expenses in connection with the assembly (“masse”) will be borne by the Company.

We propose that you decide the issue of a maximum of 80,000 new ordinary shares of an approximate nominal value of 0.12 euro each to which exercise of warrants (BSA) will give rise, that is, a capital increase of an approximate maximum nominal amount of 9,600 euros, without taking into account, as the case may be, any additional shares that may be issued to protect the interests of the warrants’ holders pursuant to the provisions of article L.228-99 of the Commercial Code.

We propose that you decide that the new shares remitted to the subscriber on exercise of the warrant will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation,

In accordance with Article L. 225-132 paragraph 6 of the Commercial Code, such a decision automatically entails the waiver by the shareholders of their preferential rights in respect of the shares which may be issued upon exercise of the warrants (BSA), for the benefit of the holders of the above-mentioned 80,000 warrants (BSA), namely Mr. Smith and Mr. Deming.

Finally, we propose that you decide to grant the Board of Directors with all necessary powers to implement this decision under the terms and conditions set by the resolution and by law.

Proposed issuances of shares reserved to the Company’s employees (resolutions fifteenth and sixteenth).

In compliance with the provisions of article L. 225-129-6 of the Commercial Code and of Article L. 443-5 of the Labor Code, we remind you that the shareholders must, for every proposed capital increase in cash submitted to them, be also invited to vote on a contemplated capital increase to be effected pursuant to the provisions of Article L. 443-5 of the Labor Code, i.e. by reserving the said increase to employees having subscribed to and any person authorized to subscribe to a company savings plan, even though the company concerned has not implemented such a plan.

In consideration of the above-mentioned operations, we therefore invite you to vote on a proposed capital increase reserved to employees of the Company (resolution fiftheenth).

This capital increase would imply the cancellation of the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities giving access to the share capital in under the terms and conditions provided by applicable laws and regulations.

In order to comply with this legal provisions, we submit to your approval a draft resolution authorizing the Board of Directors and grant it all powers, for a term not to exceed 26 months in order to:

-	increase the share capital in a maximum nominal amount of 1% of the share capital as of December 31, 2004, i.e. 26,526.88 euros, at its sole discretion and in one or several times, by way of the issuance of new shares ,

-	set the amount of the subscription price, in accordance with the terms and conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

-	set the dates of commencement and close of subscriptions,

-	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

-	receive the payments, deposit the funds in accordance with the law, and

-	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

As from their issuance, shares issued in this manner would be pari passu to existing shares, would benefit from the same rights and would be governed by the same provisions of the by-laws and by the decisions of the General Shareholders’ Meeting. The shares shall be fully paid in cash upon subscription.

If the subscription did not absorb the entirety of the contemplated capital increase, we propose that you authorize the Board of directors to limit the capital increase to the amounts received, provided that such amount be at least equal to three quarters of the initial amount of the capital increase.

We draw your attention to the fact that the Company does not have a company savings plan. In addition, the board considers this authorization unnecessary considering the Company’s current situation. Therefore, we suggest to you to vote against such resolution.

Furthermore, we would like to draw your attention to the fact that when 80.000 warrants (BSA) were issued on June 22, 2004, a resolution to increase the share capital of the company reserved to the employees was not submitted to the General Shareholders’ Meeting in accordance with Article L. 225-129-6 of the Commercial Code. As a result, we submit to your vote a resolution to approve and acknowledge such issue in accordance with Articles L. 235-3 and L. 235-4 of the Commercial Code (resolution sixteenth).

With regard to the resolutions to be approved in accordance with the quorum and majority requirements of extraordinary general meetings, we recommend that stockholders vote in favor of resolutions thirteen, fourteen and sixteen and against resolution fifteen.

In addition, and with regard to the resolutions to be approved in accordance with the quorum and majority requirements of ordinary general meetings (resolutions one through twelve, resolution seventeen and resolutions eighteen through twenty-one), we recommend that stockholders vote in favor of resolutions one through twelve and resolution seventeen and against resolutions eighteen through twenty one.

Finally, we urge shareholders to review the Letter to the Shareholder’s from the Chairman.

The Board of Directors